SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 6, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match – Extraordinary General Meeting, 2006.

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: November 6, 2006	By:	/s/ Bertil Raihle
Bertil Raihle
Senior Vice President Corporate Affairs

PRESS RELEASE

6 November, 2006

Extraordinary General Meeting of Swedish Match AB (publ)

The shareholders of Swedish Match AB are hereby notified of the Extraordinary General Meeting of Shareholders to be held on Monday 4th December 2006 at 2:00 p.m. at the Company’s premises at Rosenlundsgatan 36 in Stockholm, Sweden.

The Board of Directors proposes approval of a new mandate to decide, before the next Annual General Meeting, to repurchase shares so that the number of shares held in treasury will not exceed 10 percent of the total shares of the Company for a maximum value of 1,250 MSEK. In addition a proposal will be made to cancel 20,596,181 shares held in treasury with a contemporaneous bonus issue without issuing new shares equivalent the amount of cancelled shares or 26,688,729.07 SEK.

The Board proposes that the shareholders adopt amended principles for remuneration and other terms of employment for Group management. In addition, an adoption of the stock option programme for 2007 will be proposed.

Furthermore the Extraordinary General Meeting will attend the Nominating Committee’s proposal to change the fees to be paid to the Board of Directors.

The complete notice of the Extraordinary General Meeting can be found on www.swedishmatch.com, and is also enclosed.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff, cigars, pipe tobacco and chewing tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 12,953 MSEK for the twelve month period ending September 30, 2006. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

General Meeting of the shareholders of Swedish Match AB (publ)

The Shareholders of Swedish Match AB are hereby notified of an

Extraordinary General Meeting to be held on 4th December 2006 at 2:00 p.m.

in the Company’s premises at Rosenlundsgatan 36 in Stockholm, Sweden

Agenda

1. Election of the Chairman of the Meeting.

2. Preparation and approval of the list of shareholders entitled to vote at the Meeting.

3. Election of one or two “minute checkers” who, in addition to the Chairman, shall verify the Minutes.

4. Determination of whether the Meeting has been duly convened.

5. Approval of the Agenda.

6. a) The Board of Directors’ proposal that the Company’s share capital shall be reduced by way of a recall of repurchased shares, and that the reduced amount shall be transferred to a fund for use in repurchasing the Company’s own shares; and b) the Board of Directors’ proposed decision concerning a bonus issue.

7. The Board of Directors’ proposal to authorise the Board of Directors to make decisions concerning the acquisition of shares in the Company.

8. Presentation of the work of the Compensation Committee and the Board of Directors’ proposal to adopt the amended principles for remuneration and other terms of employment for the Company management.

9. The Board of Directors’ proposal regarding the adoption of the stock option programme for 2007.

10. The Nominating Committee’s proposal to change the fees to be paid to the Board of Directors, specifying the distribution between the Chairman and other Members of the Board.

The Nominating Committee proposes the following:

Item 1: The attorney, Sven Unger, is proposed as the Chairman of the Meeting.

Item 10: On 20th April 2006, the Annual General Meeting resolved that fees for the period up to the next Annual General Meeting shall be paid to the Board of Directors in the sums of SEK 875,000 and SEK 330,000, respectively, to the Chairman and to each of the other Members elected by the Meeting who are not employed by the Swedish Match Group. In addition to these fees, the Board of Directors was also allocated SEK 500,000 as compensation for committee work. Fees in accordance with the resolution of the Annual General Meeting have, for the period from the Annual General Meeting up to and including 4th December 2006, been paid in the sums of SEK 540,000 to the Chairman and to each of the other Members elected by the Meeting who are not employed by the Swedish Match Group of SEK 205,000 respectively. In addition to these fees, an aggregate total of SEK 310,000 has also been paid in fees for committee work during this period.

The Nominating Committee has reported that the Directors’ fees should be adjusted, both to facilitate the recruitment of international expertise to the Board, and in order to increase the Board Members’ ownership of the Company. The Nominating Committee is of the opinion, in the light thereof, that fees totalling SEK 1.5 million and SEK 0.6 million respectively, should be paid annually to the Chairman and to other Members of the Board elected by the Meeting. In addition thereto, the Board of Directors should be paid a fee of SEK 875,000 for committee work. Members who are employed by the Swedish Match Group shall not receive any Director’s fee.

The Nominating Committee has also issued the following statements of principle:

The Nominating Committee is of the opinion that the Members of the Board should own shares in the Company. The Nominating Committee accordingly requests that the Board of Directors establish principles governing the Board Members’ ownership of shares in the Company. The following points should serve as guidelines for these principles:

- all Members of the Board (including the Chairman) shall acquire shares in the Company for a sum corresponding to the fees received after the Extraordinary General Meeting on December 4, 2006, after deductions for income tax;

- the Members of the Board shall retain these shares for a period of 12 months after the acquisition and shall be permitted to sell a maximum of one half of the shares acquired during the period of 13 to 24 months following the acquisition.

All Members of the Board have notified the Nominating Committee of their acceptance of the Nominating Committee’s wishes with regard to share acquisition as specified above.

Applying the above-mentioned principles with regard to Directors’ fees, the Nominating Committee proposes that the Board of Directors in total, for the period from the resolution by the Extraordinary General Meeting up to and including the date when the next Annual General Meeting is held, shall receive the following fees: the Chairman shall receive a fee of SEK 575,000 and other Members of the Board elected by the Meeting shall each receive a fee of SEK 230,000. Compensation for committee work shall during the period amount to SEK 335,000 totally, of which the Chairmans of the Nominating Committee and the Audit Committee shall receive SEK 75,000 respectively and the other members of these committees shall each receive SEK 37,000. It is proposed that Members of the Board employed by the Swedish Match Group shall not receive any Directors’ fees.

After adjustment of the fees in the manner proposed above, the total remuneration payable to the Board of Directors during the period from the 2006 Annual General Meeting up to and including the 2007 Annual General Meeting is SEK 4,540,000.

Proposals by the Board of Directors:

Item 6 a): The Board of Directors proposes a reduction in the Company’s share capital of SEK 26,688,729:07 by means of the withdrawal of 20,596,181 shares in the Company. The shares in the Company proposed for withdrawal have been repurchased by the Company in accordance with the authorisation granted by the General Meeting of the Company. The Board of Directors further proposes that the reduced amount be allocated to a fund for use in repurchasing the Company’s own shares.

Item 6 b): Provided that the Meeting passes a resolution in accordance with the Board’s proposals under item 6 a) above, the Board of Directors proposes an increase in the Company’s share capital of SEK 26,688,729:07 through a transfer from non-restricted shareholders’ equity to the share capital (bonus issue). The share capital shall be increased without issuing new shares. The reason for the bonus issue is that if the Company transfers an amount corresponding to the amount by which the share capital is reduced in accordance with the Board’s proposals under item 6 a) above, the decision to reduce the share capital can be taken without obtaining the permission of the Swedish Companies Registration Office (Bolagsverket), or, in disputed cases, the permission of a court of law.

The effect of the Board of Directors’ proposal under item 6 a) entails a reduction in the Company’s share capital of SEK 26,688,729:07. The effect of the Board of Directors’ proposal under item 6 b) is a corresponding increase in the Company’s share capital through a bonus issue, thereby restoring it to its balance prior to the reduction.

The resolution of the General Meeting in accordance with the Board’s proposals under item 6 a) is contingent upon its being supported by shareholders representing at least two thirds of both the votes cast and the shares represented at the Meeting.

Item 7: As a result of the 2006 Annual General Meeting’s resolution concerning value transfers in the form of dividend payments, the repurchase of the Company’s own shares and a reduction in the Company’s statutory reserve by allocating the reduced amount to the fund used for the repurchase of the Company’s own shares, a total of SEK 1,275 million in unappropriated funds remains available to the Company. The Board of Directors proposes that it be authorised to decide to acquire, on one or more occasions prior to the next Annual General Meeting, a maximum of as many shares as may be acquired without the Company’s holding at any time exceeding 10 per cent of all shares in the Company for a maximum of SEK 1,250 million. The shares shall be acquired on the Stockholm Stock Exchange at a price within the price interval registered at any given time, i.e. the interval between the highest bid price and the lowest offer price. Repurchases may not take place during the period when an estimate of an average price for the Swedish Match share on the Stockholm Stock Exchange is being carried out in order to establish the terms of any stock option programme for senior Company officials of Swedish Match. The purpose of the repurchase is primarily to enable the Company’s capital structure to be adjusted and to cover the allocation of options as part of the Company’s option programme.

The resolution of the General Meeting with regard to the Board proposals contained in item 7 is contingent upon it being supported by shareholders representing at least two thirds of both the votes cast and the shares represented at the Meeting.

Item 8: The Board of Directors proposes that the following principles for determination of salary and other remuneration payable to the President and other members of the Company management (“the Principles”) be adopted by the Extraordinary General Meeting to be held on 4th December 2006. The Principles shall apply as of 1st January 2007.

The objective of these Principles is to ensure that the Company is able to recruit and retain employees with optimum skills and qualifications for their respective duties. The remuneration structures shall encourage employees to do their utmost to safeguard the shareholders’ interests. The Principles shall be subject to annual review.

The Principles stated below shall apply to remuneration and other terms of employment for the Group management (i.e. the President, Divisional Managers and Senior Vice Presidents in charge of Group functions reporting directly to the President) in all agreements entered into as of 1st January 2007. These principles already apply at present to a considerable extent, although in some cases, agreements with somewhat different contents that were previously entered into still apply. The contents of these agreements are presented in Swedish Match’s Annual Report for 2005.

The remuneration models shall unify the Group, be simple, long-term and quantifiable, and shall correspond to market rates. There shall be “ceilings” on variable remuneration.

The total remuneration paid to Group management officials shall comprise the following components: fixed salary, annual variable salary, a long-term incentive programme in the form of employee stock options, pension benefits, terms in conjunction with notice of termination and severance pay, and other benefits.

Fixed salary: The fixed salary for Group management officials shall correspond to market rates and shall be based on competence, responsibility and performance. This principle for determining the fixed salary component for Group management officials is already being applied. The application of the principle for the 2005 financial year means that the fixed salary component for Group management officials (9 people) totalled an aggregate figure of SEK 24.3 million. It is estimated that the fixed salary component for Group management officials (7 people) for the 2006 financial year will total an aggregate figure of SEK 20.5 million.

Annual variable salary: Group management officials shall, over and above their fixed salaries, be entitled to a variable salary determined annually in accordance with the following principles. The maximum result of the annual variable salary shall be 35 per cent of the fixed salary. The Divisional President for the North America Division also participates in a local variable salary programme, the result of which can yield a maximum of a further 100 per cent of the fixed salary every other year. The allocation of the variable salary for the President and the Senior Vice Presidents in charge of Group functions shall be based on the result of two mutually independent criteria:

firstly, the average annual improvement in the Group’s earnings per share during the period from 2005 to 2007 (i.e. 2005 in comparison with 2004, 2006 in comparison with 2005, and 2007 in comparison with 2006). The maximum allocation in accordance with this criterion shall occur if the average improvement during the three-year period is 20 per cent or more. No allocation will be made if the average improvement is less than 5 per cent;

secondly, the result of the average return after tax on operating capital, adjusted for accumulated amortisation of intangible assets, during the years from 2005 to 2007 in comparison with the average return after tax on operating capital, adjusted for accumulated amortisation of intangible assets, during the years from 2004 to 2006. 75 per cent of the maximum allocation in accordance with this criterion shall occur if the return has remained unchanged and maximum allocation in accordance with this criterion shall occur if the latest three-year average has increased by two percentage points or more in relation to the preceding three-year average. No allocation will be made in accordance with this criterion if the latest three-year average for the return is two percentage points lower than for the preceding period.

When calculating earnings per share and average return after tax on operating capital, these figures may be adjusted to take into account certain non-recurring items affecting comparability in accordance with resolutions by the Board of Directors.

Half of the total variable salary payable to the Divisional Managers shall be based on the same criteria and target values as for the President and the Senior Vice Presidents in charge of Group functions, whilst the other half shall be based on the result in relation to the goals set by the Compensation Committee for the Division in question, e.g. the Division’s operating result in relation to a set goal. The Divisional President for the North America Division also participates in a local programme with a variable salary component, as specified above and where the result is based on target values for the individual Division.

Employee stock options: Group management officials are covered by an ongoing employee stock option programme under which call options in Swedish Match AB may be allocated. The options have a five-year term and can be redeemed during the fourth and fifth years of the term. The value of the options allocated shall be maximised to 65 per cent of the fixed salary and the allocation calculated on the basis of two equally weighted criteria: one is a measurement based on the Group’s earnings per share and one is a measurement based on the return on adjusted operating capital. For further information on the proposed programme, please see the Board’s proposal for adoption of the 2007 employee stock option programme (item 9 in the agenda, Appendix A).

Summary of variable salary and employee stock options: The combined value of the annual variable salary and the value of employee stock options allocated in accordance with the programmes described above shall not exceed the fixed annual salary, other than for the Divisional President of the North America Division, for whom the combined value of the variable salary and the value of employee stock options allocated shall correspond to a maximum of 175 per cent of the fixed annual salary every other year and to a maximum of 75 per cent in other years (an average of 125 per cent over a two-year period).

It is estimated that the maximum result for the Group management officials in terms of the variable salary and employee stock options allocated will total an aggregate of approximately SEK 25 million in 2007.

Pension: Members of the Group management resident in Sweden shall be covered by the ITP plan (supplementary pensions for salaried employees) for portions of their salary up to 30 times the income base amount and by defined-contribution pensions for portions of their salary in excess thereof. Pensions for members of the Group management resident abroad shall preferably comprise defined-contribution pensions and the premium shall be based on the fixed salary. Pension costs for the Group management totalled SEK 7.8 million in 2005.

Severance pay, etc: For members of the Group management, a mutual period of notice of six months shall apply. Severance pay shall total a maximum of eighteen months’ fixed salary if notice of termination is given by the Company. The severance pay shall be reduced by income from other employment or commissions, but by no more than 50 per cent thereof and no more than half of the severance pay.

Other benefits: Other benefits shall be payable to members of the Group management in accordance with local custom. The combined value of these benefits shall constitute a limited value in relation to the total remuneration package and shall correspond to the market norm. In 2005, the sum of other benefits payable to the Group management was SEK 1.6 million.

The Board’s right to deviate from the Principles: The Board of Directors shall be entitled to deviate from the Principles approved by the General Meeting if special reasons for so doing exist in any individual case.

Committee work and decisions: Swedish Match’s Board of Directors shall have a Compensation Committee. The Committee shall be tasked with preparing and presenting proposals for decisions to the Board on issues relating to Group management remuneration and other employment terms within the framework of the Principles adopted by the General Meeting. In this context, the Committee shall, ahead of decisions by the Board, prepare and present proposals for salaries, variable salaries and other employment terms for the President and shall approve salaries, variable salaries and other employment terms proposed by the President for senior officials in an immediately subordinate position.

Previous undertakings not yet due: In April 2006, the Annual General Meeting approved an employee stock option programme for 2006. The stock options that can be allocated to the Group management under this programme are maximised to a combined total value of SEK 6.2 million. The allocation is based on two independent and equally weighted criteria: firstly, a criterion based on the Group’s net profit, and secondly, a criterion based on the total stock return of the Swedish Match share. All members of the Group management are, furthermore, also covered in 2006 by a variable salary programme that can yield a maximum of 35 per cent of the fixed salary, which corresponds to approximately SEK 7 million. The Divisional President of the North America Division can also receive a variable salary in accordance with the local programme described above.

Summary: These Principles differ from the principles governing remuneration to Group management officials adopted by the Annual General Meeting in April 2006 with regard to the criteria governing variable salary and for the allocation of employee stock options, and with regard to the ceiling for both of these remuneration components.

Item 9: In 1999, the Board of Directors adopted a stock option programme for senior Swedish Match officials as part of the total compensation package. The purpose of the option programme is to further increase the involvement of senior Company officials in the Company and their ownership of it, to attract, motivate and retain key employees within the Company, and to generate incentives for senior Company officials that coincide with the interests of the shareholders.

The Board of Directors proposes that the Meeting approve the stock option programme for 2007. The Board of Directors’ proposed option programme for 2007 comprises a maximum of 70 senior Company officials (the President, other members of the Group management, and a number of key employees within the Company). The allocation of options in accordance with the programme is based on two mutually independent criteria:

firstly, the average annual improvement in the Group’s earnings per share (adjusted for certain non-recurring items) during the period from 2005 to 2007 (i.e. 2005 in comparison with 2004, 2006 in comparison with 2005, and 2007 in comparison with 2006). The maximum allocation in accordance with this criterion shall occur if the average improvement during the three-year period is 20 per cent or more. No allocation will be made if the average improvement is less than 5 per cent;

secondly, the result of the average return after tax on operating capital, adjusted for accumulated amortisation of intangible assets, during the years from 2005 to 2007 in comparison with the average return after tax on operating capital, adjusted for accumulated amortisation of intangible assets, during the years from 2004 to 2006. 75 per cent of the maximum allocation in accordance with this criterion shall occur if the return has remained unchanged and maximum allocation in accordance with this criterion shall occur if the latest three-year average has increased by two percentage points or more in relation to the preceding three-year average. No allocation will be made in accordance with this criterion if the latest three-year average for the return is two percentage points lower than for the preceding period.

Both of these criteria (the improvement in earnings per share and the improvement in the return after tax on operating capital, adjusted for amortisation of intangible assets) are equally weighted when determining allocation in accordance with the employee stock option programme. When only one of the criteria set forth above is met, allocation will thus comprise a maximum of 50 per cent of the maximum allocation.

When calculating earnings per share and average return after tax on operating capital, these figures may be adjusted to take into account certain non-recurring items affecting comparability in accordance with resolutions by the Board of Directors.

The market value of the options shall be determined by an independent valuation institution in accordance with a generally acknowledged valuation model (Black-Scholes) and the stock options shall be allocated without consideration. The combined value of the options allocated in accordance with the proposed stock option programme for senior Company officials for 2007 shall not exceed a ceiling of SEK 46.5 million. The stock options are freely transferable and are not linked to employment. The options can be exercised to acquire shares in the Company during the period from March 2011 up to and including February 2013 and shall carry a redemption price corresponding to 120 per cent of the average share price over a period of time close to the allocation date and subsequent to the publication of the year-end report for 2007.

Commitments under the stock option programme may be hedged by way of repurchases of the Company’s shares and the transfer of such shares in conjunction with any potential demand for the redemption of the call options. Any decision regarding the repurchase of the Company’s shares and transfer of the Company’s own shares and the issue of call options for the 2007 stock option programme shall be taken by the 2008 Annual General Meeting. Ultimate allocation, based on the result for 2007, will be determined by the Board of Directors after the publication of the year-end report for 2007.

The Group management (i.e. the President, Divisional Managers and Senior Vice Presidents in charge of Group functions reporting directly to the President) can be allocated stock options at a value that corresponds to a maximum of 65 per cent of the respective Group management officials’ fixed salaries. This corresponds to a maximum allocation to the Group management of call options to a value of approximately SEK 15 million, of which the President can be allocated options to a value corresponding to a maximum of approximately SEK 4 million. The other participants can collectively be allocated options to a maximum value of SEK 31.5 million. Options allocated in accordance with the programme as described above shall be allocated to each participant before the end of June 2008.

It is calculated that maximum allocation of options, at a total value of SEK 46.5 million, will give rise to social security contributions of approximately SEK 8 million for the Swedish participants in the programme. Taken as a whole, this may mean a charge of SEK 54.5 million to the operating result during the year the options are earned, provided that the options are issued by the company with hedging in the form of repurchased shares.

If all options issued in accordance with resolutions at the Annual General Meetings from 2002 until 2006 are exercised, the number of outstanding shares (net after repurchases) will increase by 1.5 per cent. It is estimated that the above options programme in which the options will be earned in 2007 and allocated in 2008 will, if the maximum number of options are allocated and given an option price of SEK 16 in conjunction with the allocation, increase the number of outstanding shares (net after repurchases) by a further 1.06 per cent (provided that hedging is effected through the transfer of repurchased shares).

The Board of Directors’ proposal regarding the 2007 employee stock option programme has been prepared by the Compensation Committee.

Full details of the proposals for resolution under items 6a), 6 b), 7 and 9 and statements by the Board of Directors pursuant to chapt. 19, §22 of the Swedish Companies Act, accounts pursuant to chapt. 12, §7 and chapt. 19, §24 of the Swedish Companies Act and Auditors’ statements pursuant to chapt. 12, §7, chapt. 19, §24 and chapt. 20, §14 of the Swedish Companies Act, will be made available at Swedish Match AB’s head office (Legal Department) at Rosenlundsgatan 36 in Stockholm, no later than 20th November 2006. They will also, as of this date, be available on the Company’s website at www.swedishmatch.se. They can also be ordered from the Company.

The Nominating Committee’s account of its work is available on the Company’s website at www.swedishmatch.se

The right to participate in the General Meeting

Participation in the Meeting is limited to shareholders who are both registered in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on 28th November 2006, and who advise Swedish Match of their intention to participate no later than the deadline set for such notification, i.e. 16:00 (CET) on 28th November 2006. Shareholders who wish to be accompanied by one or two assistants at the Meeting shall also advise Swedish Match thereof within the appointed period of time.

Notice of participation

Notice of participation may be submitted in writing to Swedish Match AB, Legal Department, SE-118 85 Stockholm, Sweden, by telephone on +46 (0)8 658 02 06 (13.30 -16.30 CET), by fax on +46 (0)8 720 76 56, or via the Internet at www.swedishmatch.se/stamman. When giving notice of participation, the shareholder shall state his or her name, address, telephone number (daytime) and civic ID/corporate registration number. Receipt of notification will be confirmed by Swedish Match, which will issue an attendance card to be presented at the entrance to the venue at which the Meeting is held.

Share registration

Shareholders whose shares are nominee registered and who wish to participate in the Extraordinary General Meeting must temporarily re-register their shares in their own name, known as voting right registration. Requests for re-registration should be submitted to the bank or broker who administers the shares in sufficient time to allow re-registration to take place no later than Tuesday, 28th November 2006.

The entrance to the venue for the Meeting will open at 13.50 (CET).

Stockholm, October 2006

The Board of Directors